[JONES DAY LETTERHEAD]

November 10, 2016

BY EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy's Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed March 10, 2016
Form 8-K filed August 2, 2016
File No. 001-35603

Ladies and Gentlemen:

Reference is made to the letter, dated October 27, 2016 (the “Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) setting forth the comments of the Staff relating to the Form 10-K for the fiscal year ended December 27, 2015 (File No. 001-35603) filed by Chuy’s Holdings, Inc. (the “Company”) on March 10, 2016 and the Form 8-K filed by the Company on August 2, 2016 (File No. 001-35603).
The Company has provided the attached summary in response to comment 2 in the Staff’s Letter to support its belief that restaurant-level EBITDA and restaurant-level EBITDA margin are widely used within the restaurant industries. Many of the examples show restaurant-level margin, which is a measure substantially similar to the Company’s presentation of restaurant-level EBITDA.

United States Securities and Exchange Commission
November 10, 2016

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jon W. Howie, Vice President and Chief Financial Officer, Chuy’s Holdings, Inc.

CHUY’S HOLDINGS, INC.
SUMMARY OF WIDELY USED RESTAURANT INDUSTRY NON-GAAP MEASURES

The following are examples of companies that present substantially similar restaurant level non-GAAP measures as the Company:

1.	Restaurant 1 presents restaurant level operating margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

2.
Restaurant 2 presents restaurant-level operating margin and adjusted restaurant-level operating margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

3.	Restaurant 3 presents restaurant-level profit and restaurant-level margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

4.	Restaurant 4 presents company restaurant operating margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

5.	Restaurant 5 presents restaurant-level operating margin in its earnings release for the second quarter (the most recent quarter end) filed as an exhibit to its Current Report on Form 8-K.

6.	Restaurant 6 presents restaurant margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

7.	Restaurant 7 presents restaurant-level operating profit in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

8.	Restaurant 8 presents restaurant level margin in its earnings release for the first quarter (the most recent quarter end) filed as an exhibit to its Current Report on Form 8-K.

9.	Restaurant 9 presents restaurant margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.

10.	Restaurant 10 presents North America Company-operated restaurant margin in its earnings release for the third quarter filed as an exhibit to its Current Report on Form 8-K.